Securities and Exchange Commission
Trading and Markets

AUG 0 9 2019

RECEIVED

SEC 19010948

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/~~18~~ 2018 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street SE
(No and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *If individual, state last, first, middle name*)

2301 East Paris Avenue SE	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEANNA POLLEN
Notary Public, State of Michigan
County of Kent
My Commission Expires May 28, 2025
Acting in the County of Kent

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
USA Financial Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation ("Broker-Dealer") as of December 31, 2018 and 2017, and the related statements of income and comprehensive income, changes in stockholders' equity, and changes in financial condition for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and the standards of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due for fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Form X-17A-5 Part III and the supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., PC

Echelbarger, Himebaugh, Tamm and Co.

We have served as the Broker-Dealer's auditor since 2003.

Grand Rapids, MI

February 27, 2019

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2018	December 31, 2017
Cash	$ 1,503,047	$ 1,358,376
Receivables:		
Commissions	2,081,984	2,105,992
Related parties	102,279	102,014
Representatives	11,791	33,954
Other	10,268	28,229
Firm Operating Accounts - Brokerage/Custody	442,426	234,432
Prepaid expenses	499,378	443,324
Office furniture and equipment, at cost, less accumulated depreciation of $4,167 and $3,164, respectively	6,795	8,984
Clearing deposit - Pershing	25,000	25,000
CRD accounts	9,843	7,525
Available-for-sale securities	52,537	68,570
TOTAL ASSETS	$ 4,745,348	$ 4,416,400

LIABILITIES AND STOCKHOLDERS' EQUITY	2018	2017
LIABILITIES:		
Accounts payable:		
Representatives	$ 2,334,934	$ 2,032,279
Related party	166,260	157,555
Trade	70,339	53,295
Accrued expenses:		
Leased employees - related party	223,178	125,725
Other	26,297	40,702
Note payable	157,624	155,460
Representative deposits	1,000	1,000
Operational accounts - Pershing	-	14,341
Total Liabilities	2,979,632	2,580,357
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	485,000	485,000
Retained earnings	1,099,348	1,153,642
Accumulated other comprehensive income	(18,632)	(2,599)
Total Stockholders' Equity	1,765,716	1,836,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,745,348	$ 4,416,400

See Independent Auditor's Report and notes to the financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions. The Company is also a Registered Investment Advisor.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2018 and 2017. Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2018 and 2017, respectively, the Company bank balance totaled $1,530,603 and $1,358,401 of which $815,158 and $643,915 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

AVAILABLE-FOR-SALE-SECURITIES

Available-for-sale securities consisting of publicly and non-publicly traded Real Estate Investment Trusts (REITs) are carried at market value. Realized gains and losses on available-for-sale securities are recognized in the statement of income as they occur. Unrealized holding gains and losses are recognized as a net amount in a separate component of stockholders' equity. Cost of securities sold for the purpose of computing gains or losses is determined by the specific identification method.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

AVAILABLE-FOR-SALE-SECURITIES (CONTINUED)

Level 2 - inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - inputs are unobservable inputs for the asset or liability.

OTHER COMPREHENSIVE INCOME

The Company complies with provisions of FASB ASC 220, *Comprehensive Income*, which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income/loss and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Accumulated other comprehensive income/loss must be reported on the face of the financial statements. Total other comprehensive loss for the years ended December 31, 2018 and 2017 was $16,033 and $1,492 which consists of unrealized gains/losses on available-for-sale securities.

ACCOUNTS RECEIVABLE

Accounts receivable includes securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are written off when determined uncollectible. Such losses have historically been within management's expectations.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual Financial Industry Regulatory Authority (FINRA) licensing over the period of benefit which was twelve months for 2018 and 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS). Depreciation expense totaled $4,167 and $3,164, respectively for the years ended December 31, 2018 and 2017.

SOFTWARE

Software is being amortized over three years using the straight-line method. All software costs were fully amortized as of December 31, 2018 and 2017.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred. Advertising expense charged to operations totaled $210,765 and $85,256 for the years ended December 31, 2018 and 2017, respectively.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns. However, the Company is subject to various state taxes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2015 and state tax examinations for years before 2014.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2018 and 2017, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MANAGEMENT ESTIMATES (CONTINUED)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk. The Company maintains insurance to mitigate their risk.

RELATED PARTIES

The Company is a wholly-owned subsidiary of USA Financial Corporation. The Company has transactions with USA Financial Corporation and its other subsidiaries: USA Financial Team Corporation, USA Financial Insurance Services Corporation, USA Financial Portformulas Corporation, USA Financial Media Corporation, and USA Financial Exchange Corporation. In addition, the Company has transactions with another related party, USA Financial Equity, LLC. Please see note 8 for additional related party information.

3. AVAILABLE-FOR-SALE SECURITIES

Marketable securities have been classified according to management's intent. Available-for-sale securities at December 31, 2018 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 4,864	$ (1,332)
Xenia Hotels & Resorts, Inc.	4,554	3,320	(1,234)
American Finance Trust, Inc.	30,905	17,709	(13,196)
Healthcare Trust, Inc.	9,965	26,644	(3,321)
	$ 71,620	$ 52,537	$ (19,083)

Available-for-sale securities at December 31, 2017 are summarized as follows:

	Cost	Estimated Market Value	Gross Unrealized Gains (Losses)
InvenTrust Properties Corp.	$ 6,196	$ 5,096	$ (1,100)
Xenia Hotels & Resorts, Inc.	4,554	4,167	(387)
American Finance Trust, Inc.	30,905	31,084	179
Healthcare Trust, Inc.	29,965	28,223	(1,742)
	$ 71,620	$ 68,570	$ (3,050)

The Company's investments are measured using Level 2 inputs (third party secondary market report commonly used within the Company's industry).

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. NOTE PAYABLE

The Company has an unsecured short term note payable to finance its errors and omissions insurance. The note requires monthly payments of $26,836 including interest at 7.34% and matures in July 2019. As of December 31, 2017, the note required monthly payments of $26,391 including interest at 6.34% and had a maturity date of July 2018. There were no covenants related to this note payable as of December 31, 2018 and 2017.

6. INCOME TAXES

The Company files as a Qualified Subchapter S Subsidiary of an S-corporation and records certain state tax expenses separate from its parent.

Provision for income taxes consists of the following:

	For years ended December 31, 2018	2017
Other states	$ 23,310	$ 17,299

The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company's effective income tax rate is lower than what would be expected because it is an S corporation which does not pay federal corporate income taxes. Because the Company is an S Corporation, the Company is not subject to the Michigan Corporate Income Tax (CIT). The Company remained subject to other state income taxes in 2018.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $806,778 which was $608,136 in excess of the required net capital of $198,642, and the Company's aggregate indebtedness to net capital ratio was 3.69 to 1. At December 31, 2017, the Company had net capital of $880,194 which was $708,170 in excess of the required net capital of $172,024 and the Company's aggregate indebtedness to net capital ratio was 2.93 to 1.

8. RELATED PARTY TRANSACTIONS

The Company reimburses USA Financial Insurance Services Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable is $46,900 and $35,470 at December 31, 2018 and 2017, respectively. Total expenses reimbursed for the year ended December 31, 2018 and 2017 were $502,201 and $494,863, respectively.

Additionally, the Company has a revenue sharing agreement with USA Financial Insurance Services Corporation. The revenue sharing agreement generated $617,408 and $724,153 of the Company's revenues for the years ended December 31, 2018 and 2017, respectively. The unpaid portion of this income included in accounts receivable is $49,141 and $35,611 at December 31, 2018 and 2017, respectively.

8. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company reimburses USA Financial Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $1,683 and $7,816 for the year ended December 31, 2018 and 2017, respectively. Total expenses reimbursed for the year ended December 31, 2018 and 2017 was $141,807 and $19,439, respectively. In addition to reimbursed expenses, the Company paid Parent Company $198,000 and $198,000 in management fees for the years ended December 31, 2018 and 2017, respectively.

The Company engages in business with USA Financial Portformulas Corporation. The revenue generated from this business totaled $3,814,455 and $4,076,199 for the years ended December 31, 2018 and 2017, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $258,749 and $341,852 at December 31, 2018 and 2017, respectively. Total fees expensed by the Company to USA Financial Portformulas Corporation for account management was $563,863 and $798,389 for the years ended December 31, 2018 and 2017, respectively. The unpaid portion of these expenses included in accounts payable at December 31, 2018 and 2017 is $35,336 and $75,538, respectively.

The Company engages in business with USA Financial Exchange Corporation. The revenue generated from this business totaled $4,016,426 and $548,674 for the years ended December 31, 2018 and 2017, respectively. The unpaid portion of this income included in accounts receivables - commissions at year end is $299,074 and $99,280 at December 31, 2018 and 2017, respectively.

In February 2017, USA Financial Plug N Run Corporation merged with USA Financial Media Corporation. For the months of January and February 2017, the Company received marketing support services from USA Financial Plug-N-Run Corporation. A total of $4,000 was charged to expense under this agreement for the months ended January and February 2017. The Company reimbursed USA Financial Plug-N-Run Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the months ended January and February 2017 was $113,454. Additionally, the Company received reimbursement from USA Financial Plug-N-Run Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $33,532 for the for the months ended January and February 2017. There were no transactions with or funds due to and/or from USA Financial Plug-N-Run at December 31, 2018 and 2017.

The Company receives advertising and marketing support services from USA Financial Media Corporation. A total of $36,000 and $32,000 was charged to expense under this agreement for the years ended December 31, 2018 and 2017, respectively. Additionally, the Company reimburses USA Financial Media Corporation on a monthly basis for costs paid on the Company's behalf. Total expenses reimbursed for the year ended December 31, 2018 and 2017 were $582,169 and $327,684 respectively. The unpaid portion of the support services and/or these expenses included in accounts payable is $37,474 and $34,938 at December 31, 2018 and 2017, respectively. Additionally, the Company receives reimbursement from USA Financial Media Corporation for certain representative fees and technology costs incurred by the Company. Total expense reimbursement totaled $429,538 and $355,313 for years

8. RELATED PARTY TRANSACTIONS (CONTINUED)

ended December 31, 2018 and 2017, respectively. The total expense reimbursement in Accounts Receivable is $53,138 and $66,403 at December 31, 2018 and 2017, respectively.

The Company rents office space on a month-to-month basis from USA Financial Equity, LLC. A total of $185,900 and $171,550 was charged to expense under this agreement during the years ended December 31, 2018 and 2017, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, management fees, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2018 and 2017 were $2,564,925 and $1,900,383, respectively. Accrued leased employee expense totaled $223,178 and $125,725 at December 31, 2018 and 2017, respectively. The unpaid portion of this other leased employee expenses included in accounts payable is $5,468 and $3,794 at December 31, 2018 and 2017, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $48,303 and $32,051 in revenue during the years ended December 31, 2018 and 2017, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $2,684 and $2,035 at December 31, 2018 and 2017, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense.

Commission expense paid to related parties is summarized as follows:

	For years ended December 31,	
	2018	2017
Related representative commission expense	$ 41,077	$ 25,513

Of the total charged to commission expense, there was $2,148 and $1,628 due to these representatives at December 31, 2018 and 2017, respectively.

9. OPERATING LEASES

The Company rents various online applications under one year operating leases and other operating leases expiring at various dates. Most of the leases contain automatic renewal options of one year periods unless notice of cancellation is provided by the Company. One lease contains automatic renewals for three year periods unless cancellation notice is received at least ninety days before expiration. This lease expired in May of 2018 and was automatically renewed for a three year period ending May 2021. Some of the leases have a minimum payment and/or are contingent on users and other variables. Total rental expense was $518,671 and $342,904 for the years ended December 31, 2018 and 2017, respectively.

9. OPERATING LEASES (CONTINUED)

The following schedule details future minimum lease payments as of December 31, 2018 for operating leases with initial or remaining lease terms in excess of one year.

For the year ending December 31:	2019	$ 61,400
	2020	61,400
	2021	25,583
		$ 148,383

10. MAJOR PRODUCTS

For the year ended December 31, 2018 and 2017, the Company's revenues were substantially from two product types which accounted for approximately 76% and 75% of revenues, respectively.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2019, the date the financial statements were available to be issued.

12. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. In addition, the Company is also involved in routine regulatory examinations. Management believes, based on the advice of legal counsel, that such litigation and claims and regulatory examinations will be resolved without a material effect on the Company's financial position.